UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SouFun Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value HK$1.00 per share

(Title of Class of Securities)

836034108**

(CUSIP Number)

Tianquan Mo

8/F Xihuan Plaza, 1 Xizhimenwai Avenue

Beijing 100044, PRC

+86-10-5930 6668

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A ordinary share. No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836034108

1.	Names of Reporting Persons. Tianquan Mo
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization PRC
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 826,418 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 826,418 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 826,418 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 1.5%, Class B: 46.7% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 836034108

1.	Names of Reporting Persons. Media Partner Technology Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 826,418 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 826,418 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 826,418 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 1.5%, Class B: 46.7% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 836034108

1.	Names of Reporting Persons. Deutsche Bank International Trust Co. (Cayman) Limited as trustee of The MC Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 826,418 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 826,418 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 826,418 Class A ordinary shares and 11,355,645 Class B ordinary shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Class A: 1.5%, Class B: 46.7% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

Introduction

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined below) and relates to the Class A ordinary shares, par value HK$1.00 per share, and the Class B ordinary shares, par value HK$1.00 per share (together with the Class A ordinary shares, the “Ordinary Shares”) of SouFun Holdings Limited (the “Company”).

The Reporting Persons previously reported their beneficial ownership under Schedule 13G, filed on February 17, 2011.

Certain information contained in this Schedule relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule that does not expressly pertain to a Reporting Person.

Item 1. Security and Issuer.

This Schedule relates to the Ordinary Shares of the Company. The principal executive offices of the Company are located at 8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044, People’s Republic of China (“PRC”).

The Company’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing one Class A ordinary share, are listed on the New York Stock Exchange under the symbol “SFUN.”

Item 2. Identity and Background.

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the group are:

1)	Tianquan Mo, a PRC citizen and the founder and the Executive Chairman of the Company (“Mr. Mo”);

2)	Media Partner Technology Limited, a company established under the laws of the British Virgin Islands, with its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its principal business in investment holding (“Media Partner”); and

3)	Deutsche Bank International Trust Co. (Cayman) Limited, a company established under the laws of Cayman Islands, with its registered office at Boundary Hall, Cricket Square, 171 Elgin Ave, George Town, Grand Cayman, Cayman Islands and its principal business in providing financial services (“Deutsche Bank” and together with Mr. Mo and Media Partner, the “Reporting Persons”).

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons as of the date hereof is set forth on Schedule A.

Media Partner is the record holder of the Ordinary Shares described in Item 5. All of the shares of Media Partner are held in The MC Trust, an irrevocable discretionary family trust established by Mr. Mo under the laws of Cayman Islands, for which Deutsche Bank serves as trustee.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Media Partner acquired 11,355,645 Class B ordinary shares prior to the Company’s initial public offering on September 22, 2010 in connection with Mr. Mo’s founding of the Company. From September 22, 2010 to the date hereof, Media Partner acquired certain employee stock options (exercisable within 60 days of the date hereof), which options entitle Media Partner to acquire 616,250 Class A ordinary shares. During this period, Media Partner also used its own funds in the aggregate amount of $2,942,352 to purchase an aggregate of 210,168 ADSs in the open market.

In addition, the Reporting Persons may be deemed to have acquired beneficial ownership of certain Class A ordinary shares acquired by Next Decade Investments Limited (“Next Decade”). For more information, see Item 5 and the Schedule 13D filed by Mr. Mo, Next Decade and Credit Suisse Trust Limited (“Credit Suisse”) on or about the date hereof.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the Ordinary Shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the Ordinary Shares and the ADSs.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Media Partner is the record holder of (i) 210,618 ADSs representing 210,618 Class A ordinary shares and certain employee stock options (exercisable within 60 days of the date hereof), which options entitle Media Partner to acquire an additional 616,250 Class A ordinary shares (collectively, the “Media Partner Class A Shares”) and (ii) 11,355,645 Class B ordinary shares (the “Media Partner Class B Shares” and together with the Media Partner Class A Shares, the “Media Partner Shares”). Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights as noted above and voting rights. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share. As of the date hereof, the Media Partner Class A Shares represent 1.5%1 of the Company’s issued and outstanding Class A ordinary shares and the Media Partner Class B Shares represent 46.7%1 of the Company’s issued and outstanding Class B ordinary shares.

1 Percentage ownership is calculated based on (i) 55,350,004 Class A ordinary shares and 24,336,650 Class B ordinary shares actually issued and outstanding as of November 29, 2012 and (ii) 616,250 Class A ordinary shares issuable within 60 days of the date hereof to Media Partner pursuant to certain options being deemed as issued and outstanding.

All of the shares of Media Partner are held in The MC Trust, for which Deutsche Bank serves as trustee. Mr. Mo’s wife is the sole director of Media Partner. As such, each Reporting Persons may be deemed as the beneficial owner of the Media Partner Shares.

In addition, the Reporting Persons may also be deemed to beneficially own certain Ordinary Shares held by Next Decade. All of the shares of Next Decade are held in KM & KM Trust, for which Credit Suisse serves as trustee. Mr. Mo’s wife is the sole director of Media Partner. For more information, see the Schedule 13D filed by Mr. Mo, Next Decade and Credit Suisse on or about the date hereof.

(b) Each of the Reporting Persons has the shared power to direct the vote and the disposition of the Ordinary Shares that may be deemed to be owned beneficially by each of them.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:        Joint Filing Agreement dated December 28, 2012

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2012

TIANQUAN MO

By:	/s/ Tianquan Mo
	Name:	Tianquan Mo

MEDIA PARTNER TECHNOLOGY LIMITED

By:	/s/ Jing Cao
	Name:	Jing Cao
	Title:	Director

DEUTSCHE BANK INTERNATIONAL TRUST CO. (CAYMAN) LIMITED AS TRUSTEE OF THE MC TRUST

By:	/s/ Kenny Curpen
	Name:	Kenny Curpen
	Title:	Authorized Signatory

DEUTSCHE BANK INTERNATIONAL TRUST CO. (CAYMAN) LIMITED AS TRUSTEE OF THE MC TRUST

By:	/s/ Hemeesha Jogee
	Name:	Hemeesha Jogee
	Title:	Authorized Signatory

Schedule A

Name	Present Principal Occupation or Employment and Business Address

Tianquan Mo (PRC citizen)	Executive Chairman of SouFun Holdings Limited, c/o 8th Floor, Tower 3, Xihuan Plaza, No. 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044, PRC

Jing Cao (U.S. citizen)	Director of Media Partner, c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Kenny Curpen (Mauritian citizen)	Authorised Signatory of Deutsche Bank International Trust Co. (Cayman) Limited, of 4th Floor, Barkly Wharf East, Le Caudan Waterfront, Port Louis, Mauritius (correspondence address)

Hemeesha Jogee (Mauritian citizen)	Authorised Signatory of Deutsche Bank International Trust Co. (Cayman) Limited, of 4th Floor, Barkly Wharf East, Le Caudan Waterfront, Port Louis, Mauritius (correspondence address)